Exhibit 4.1
                             COMPENSATION AGREEMENT

THIS COMPENSATION AGREEMENT (this Agreement") is made as of the 14 day of March, 2005 by and between Global Pharmatech, Inc., a Delaware corporation ("the Company"), and Simon Thurlow, an individual residing at Suite 3B, 126 East 83rd Street, New York, New York 10028 (the "Consultant").

WHEREAS, the Company is a publicly traded company whose shares are quoted on the Pink Sheets;

WHEREAS, the Consultant has and will provide managerial consulting services in connection with certain matters relating to the Company during the period when the Consultant was the President, Chief Executive Officer and Chief Financial Officer of the Company ("Management Services"); and

WHEREAS, the Company wishes to compensate the Consultant for services already rendered and future services on the following terms and conditions;

NOW, THEREFORE, the Company and the Consultant agree as follows:

1. In exchange for providing the Management Services to Company and as payment for Management Services already provided, for which the Company currently owes Consultant the amount of $5,000.00 (the "Balance"), the Company grants to the Consultant the option to purchase fifty thousand (50,000) shares of Company's common stock, par value $.0001 (the "Shares"), at a price of $0.50 per share; provided, however, that the purchase price may be paid, in whole or in part, by the Consultant upon the sale of Shares by the Consultant; provided further that the total purchase price shall be paid by March 25, 2005, and any Shares not paid for by such date shall be cancelled by the Company. The option to purchase the Shares and all rights to purchase the Shares hereunder shall terminate on March 25, 2005. Consultant shall not directly or indirectly promote or maintain a market for the Shares. Moreover, Consultant agrees that the Shares are not and will not be provided in connection with a capital raising transaction for the Company, and that Consultant will provide no services relating to any capital raising or the promotion or maintenance of a market for the shares of the Company.

2. The Shares shall be registered by the Company with the Securities and Exchange Commission pursuant to a Form S-8.

3. The Shares will be issued to the Consultant, Simon Thurlow, upon the exercise of his option in Section 1.

4. The Consultant shall use the Consultant's best efforts to assist the Company by providing the Management Services.

5. The Consultant shall indemnify the Company for all EDGAR filing fees of Vintage Filing LLC incurred by the Company in connection with re-filing the Company's Quarterly Reports on Form 10-QSB for the periods ended June 30, 2004 and September 30, 2004.

6. The Consultant shall not be liable for any mistakes of fact, errors of judgment, for losses sustained by the Company or any subsidiary or for any acts or omissions of any kind, unless caused by the negligence or willful or intentional misconduct of the Consultant or any person or entity acting for or on behalf of the Consultant.

7. The Company and its present and future subsidiaries jointly and severally agree to indemnify and hold harmless the Consultant against any loss, claim, damage or liability whatsoever, (including reasonable attorneys' fees and expenses), to which Consultant may become subject as a result of performing any act (or omitting to perform any act) contemplated to be performed by the Consultant pursuant to this Agreement unless such loss, claim, damage or liability arose out of Consultant's negligence or willful or intentional misconduct. The Company and its subsidiaries agree to reimburse Consultant for the reasonable costs of defense of any action or investigation (including reasonable attorney's fees and expenses) in connection with any loss, claim, damage or liability covered by this Section 6; provided, however, that the Consultant agrees to repay the Company or its subsidiaries if it is ultimately determined that Consultant is not entitled to such indemnity. In case any action, suit or proceeding shall be brought or threatened, in writing, against the Consultant, it shall notify the Company within three (3) days after the Consultant receives notice of such action, suit or threat. The Company shall have the right to appoint the Company's counsel to defend such action, suit or proceeding, provided that Consultant consents to such representation by such counsel, which consent shall not be unreasonably withheld. In the event any counsel appointed by the Company shall not be acceptable to Consultant, then the Company shall have the right to appoint alternative counsel for Consultant reasonably acceptable to Consultant, until such time as acceptable counsel can be appointed. In any event, the Company shall, at its sole cost and expense, be entitled to appoint counsel to appear and participate as co-counsel in the defense thereof. The Consultant, or his co-counsel, shall promptly supply the Company's counsel with copies of all documents, pleadings and notices which are filed, served or submitted in any of the aforementioned. The Consultant shall not enter into any settlement without the prior written consent of the Company, which consent shall not be unreasonably withheld.

8. This Agreement shall be binding upon the Company and the Consultant and their respective successors and assigns.

9. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (i) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held, invalid illegal or unenforceable.

10. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties hereto. No waiver of any other provisions hereof (whether or not similar) shall be binding unless executed in writing by both parties hereto nor shall such waiver constitute a continuing waiver.

11. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which shall constitute one and the same Agreement.

12. The Parties agree that should any dispute arise in the administration of this Agreement, that this Agreement shall be governed and construed by the internal laws of the State of New York, without regard to its principles of conflicts of laws. The Parties further agree that any action arising out of this agreement shall be brought exclusively in an appropriate court of the State of New York having jurisdiction.

13. This Agreement contains the entire agreement between the parties with respect to the management services to be provided to the Company by the Consultant and supersedes any and all prior understandings, agreements or correspondence between the parties.

                            [Signature pages follow]

IN WITNESS WHEREOF, the Company and the Consultant have caused this Agreement to be signed by duly authorized representatives as of the day and year first above written.

GLOBAL PHARMATECH, INC.                      CONSULTANT:


By: /s/ Xiaobo Sun                           /s/ Simon Thurlow
   -----------------------------------       -----------------------------------
Name:  Xiaobo Sun                                Simon Thurlow
Title: President and Chief Executive Officer